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19005446

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 19 REC'D
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67146

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-SHIP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Main Street
(No. and Street)

Port Washington	NY	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. CPAs
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Dean Fezza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MID-SHIP Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

PATRICK M. KREBS
Notary Public, State of New York
No. 4778915
Qualified in Nassau County
Commission Expires December 31, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-SHIP SECURITIES LLC

Statement of Financial Condition

Year Ended December 31, 2018

MID-SHIP SECURITIES LLC

Year Ended December 31, 2018

Table of Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Mid-Ship Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mid-Ship Securities LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 11, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

MID-SHIP SECURITIES LLC

Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	191,224
Fixed assets, at cost, less accumulated depreciation of $9,453		4,465
Prepaid expense		3,955
TOTAL ASSETS	$	199,644
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$	2,930
Due to Member		13,766
TOTAL LIABILITIES		16,696
MEMBER'S EQUITY		
Member's equity		182,948
TOTAL LIABILITIES AND EQUITY	$	199,644

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statement
For the Year-ended December 31, 2018

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

MID-SHIP Securities LLC ("The Company)" was formed in 2015 when MID-SHIP Capital LLC ("Member"), a Delaware limited liability company purchased HSH N Financial Securities LLC pursuant to a membership interest purchase agreement between the Member and the seller. The acquired company's name was subsequently changed to MID-SHIP Securities LLC, a Delaware limited liability company wholly owned by the Member. The term of the company shall continue in perpetuity unless the company is dissolved in accordance with the provision of its articles of organization. The Company provides investment banking services to customers.

The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

In the normal course of business, the Company enters into transactions where the Company earns fees for underwriting, placement and advisory transactions. For the year ended December 31, 2018, the Company received $200,000 of advisory fees.

The Company's primary business is to effect transactions in debt instruments, underwriting and private placement activities. The Company recognizes revenue from these services on a trade-date basis. Success fees are recorded upon the close of the underlying transaction. Interest income is recognized using the accrual method of accounting. As of January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606. The adoption of FASB ASC Topic 606 did not have an impact on the recognition of the Company's primary sources of revenue. The timing of recognition of substantially all of our remaining revenue was also not impacted, and therefore the Company did not record any cumulative effect adjustment to opening equity.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Notes to Financial Statement
For the Year-ended December 31, 2018

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Income Taxes

The Company is a single member limited liability company which is treated as a disregarded entity for U.S. tax purposes. As such, the Company does not file its own tax returns but includes net income/loss in the tax returns of its Member.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital of $174,528 and a minimum net capital requirement of $100,000. The Company's excess net capital at December 31, 2018 was $74,528. The Company's percentage of aggregate indebtedness to net capital at December 31, 2018 was 9.57%.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2018, the amount in excess of insured limits was $0.

Customer Transactions

The Company engages in investment banking activities with its customers. In the event a customer does not fulfill its obligation, the Company may be exposed to credit risk.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Member. Under the terms of the expense sharing agreement, expenses incurred by the Member on behalf of the Company are allocated at cost. Applicable expenses include salaries, payroll taxes and rent. The amount of these expenses for the year ended December 31, 2018 was $86,729, of which $13,765 was payable to the Member as of December 2018.

Notes to Financial Statement
For the Year-ended December 31, 2018

NOTE 6 - COMMITMENTS

The Company renewed its sublease agreement with its Member for the period of one year, commencing on September 1, 2018. The Company's rent expense for the year ended December 31, 2018 was $12,000.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2018:

			Useful Life
Computer equipment	$	13,918	5 years
Less: Accumulated depreciation		9,453	
Total property and equipment	$	4,465	

Depreciation expense for the year ended December 31, 2018 was $2,784.

NOTE 8 - RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP.
The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has determined that there will be no impact under the new lease standards on the Company's financial statement due to the terms of their expense sharing agreement.

NOTE 9 - SUBSEQUENT EVENTS

The firm has evaluated events and transactions that occurred between January 1, 2019 and February 11, 2019, which is the date the financial statement was available to be issued for possible disclosure and recognition in financial statement.